SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:Bonus announcement





                  Prudential with-profits bonus overview 2005

                 Prudential shows strength with buoyant bonuses


  - Total bonus rates increased or maintained on all unitised plans, and good year-on-year increases in the value of nearly all with-profits policies

  - Exceptionally strong investment-return on the Prudential with-profits fund of 13.4% (before tax and charges)

  - This compares to the FTSE 100 index (Total Return) of 11.25%

  - Over the last five years, the with-profits fund has delivered a pre-tax return of 20.7%, compared with a negative total return of -19.5% for the FTSE 100 index over the same period

  - Policies paying out in 2005 show strong increases compared with their position a year ago:

      - 10-year Prudence Bond (GBP10,000 single premium) up 7.9% on its 9-year value in 2004
      - 15-year Personal Pension (GBP200 per month regular premiums) up 7.75% on its 14-year value in 2004
      - 20-year Personal Pension (GBP200 per month regular premiums) up 10.7% on its 19-year value in 2004
      - 25-year With-Profits Endowment (GBP50 per month regular premiums based on male aged 30 at start of contract) up 11.1% for Prudential and 13.8% for Scottish Amicable on its 24-year value in 2004

        Note - All figures are after deduction of tax and charges

  - Annual bonus rates are being maintained for all business

  - With-profits annuities total bonus increased to 7.12% (6.35% in 2004)

  - Buoyant performance enables Prudential to add GBP2.2 billion to policy values

  - The with-profits fund of Prudential is the UK's largest, with more than GBP73 billion under management and has 5.5 million policyholders (inclusive of the Scottish Amicable Insurance Fund)

  - Prudential mortgage endowments maturing in 2005 will meet repayment targets and we've seen a significant improvement in Scottish Amicable policies meeting repayment targets
  - A 25-year savings endowment has delivered an annualised return of 8.7% net of tax and charges, well ahead of comparable returns for deposits



  - Prudential remains committed to maintaining a fair Market Value Reduction
    (MVR) policy. This currently allows customers to withdraw GBP25,000, free of any MVR adjustment, in any 12-month period, assuming the money has been in the same with-profits fund for at least five years.

David Belsham, Actuarial Director, Prudential Assurance, said:

"We are now seeing the benefit of long-term prudence. We took early action to protect policyholders' funds by switching out of equities ahead of the prolonged bear market and policyholders are now benefiting from the strong returns earned on Prudential's with-profits fund.

"This year's bonus declaration shows that with-profits continues to be an attractive investment for policyholders when provided by a financially strong and well managed fund, such as Prudential."

Mark Wood, Chief Executive, Prudential UK and Europe, said:

"We know from talking to our customers that many people are still looking for attractive returns, but are not prepared to take on the risk associated with investing directly in the stock market.

"As a result, we are confident about the future of the with-profits market and we believe with-profits continues to offer a valuable way of saving. Our financial strength enables us to compete strongly in this market."

Prudential established its independent with-profits committee in January 2005. This committee assesses effectively and appropriately how the company balances the rights and interests of policyholders and shareholders in relation to its with-profits funds, and whether Prudential complies with its Principles and Practices of Financial Management.

The committee comprises three members, all of whom are independent of Prudential. They are:

  - Andreas Whittam Smith, First Church Estates Commissioner and the founding Editor of The Independent newspaper;

  - Michael Arnold, a Principal and Head of the Life practice in the London office of Milliman; and

  - Jeremy Goford, until recently Principal of Tillinghast-Towers Perrin and President of the Institute of Actuaries.

The committee has overseen the approach to, and the setting of, the 2005 bonus declaration.

Full details of Prudential's 2005 bonus announcement are available from:

  - the Prudential UK Press Office

  - www.pru.co.uk/presscentre

  - www.headlinemoney.co.uk

Enquiries to:

Media

James Murray          Tel:     0207 150 2203     Mobile: 07810 181757

Anthony Frost         Tel:     0207 150 3001     Mobile: 07886 967649

Paul Keeble           Tel:     0207 150 2191     Mobile: 07904 081250

Analysts / investors

Marina Lee-Steere     Tel:     020 7548 3511




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 February 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations,